December 09, 2010

Tom Jones

Division of Corporation Finance

Telephone Number: (202) 551-3602

Re:

Green & Quality Home Life

Registration Statement on form S-1

Filed August 4, 2010

File No. 333-168521

Dear Mr. Jones:

Thank you for your letter dated August 31, 2010. Regarding your comments, please find in the following pages the answers for the comments.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

Prospectus Cover Page

1.

We have amended our document’s cover page to disclosure that the offering will be valid for 90 days after the registration statement becomes effective.

Summary Information about Green & Quality Home Life, Inc.

2.

We have amended our document to clarify the fact we have not yet developed our products and services and to state that our intention is not to develop hardware-based products consistent with our “Description of Business”.

3.

We have reconciled the disclosure related to the estimated offering expenses in “Summary Information about Green & Quality Home Life, Inc.”, and throughout the document including “Summary of the Offering by the Company”, “Use of Proceeds” and in “Other Expenses of Issuance and Distribution”.

Summary of Offering by the Company

4.

We have revised our “Use of Proceeds” and the risk factor captioned “This offering is aiming to raise $90,000” to state the net proceeds of the offering and how we intent to use it.

5.

We have amended our document and removed the last line “The information contained in here is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.” As we felt it was not consistent with Section (12)(a)(2) of the Securities Act

6.

Risk Factors  We have revised the third paragraph of this section to clarify that the Company has identified all the material risks factors it is aware of.

7.

Please add a risk factor or expand the appropriate risk factor for

a.

We have added a risk factor “OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION REGARDING OUR COMPANY, THERE IS A RISK ASSOCIATED WITH INVESTING IN OUR BUSINESS”, we have highlighted that the Company have been issued a going concern opinion from our auditors

b.

We have added a risk factor stating “BUYERS WILL PAY MORE FOR OUR COMMON STOCK THAN THE PRO RATA PORTION OF THE ASSETS ARE WORTH AND SIGNIFICANTLY GREATER THAN THE PRICE PAID BY THE COMPANY’S SOLE OFFICER AND DIRECTOR FOR COMMON

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

EQUITY; AS A RESULT, INVESTING IN OUR COMPANY MAY RESULT IN AN IMMEDIATE LOSS”, we have compared the offering price per share with the price per share paid by Mr. Narita

c.

We have added the risk factor “AS THE COMPANY’S SOLE OFFICER AND DIRECTOR IS CURRENTLY A NON-RESIDENT OF THE UNITED STATES. FOR THE MEAN TIME, IT MAY BE DIFFICULT TO COUNT ON HIS PERSONAL PRESENCE IN CASE OF ANY JUDGEMENT OBTAINED AGAINST HIM IN UNITED STATES COURTS OR IF ANY EVENT WHICH WOULD REQUEST HIS PRESENCE”, we have highlighted the risk arising from the fact our sole officer and director resides outside of the United States.

d.

We have added a risk factor stating “SHARES PURCHASED IN THIS OFFERING, WHICH WILL BE IMMEDIATELY RESALABLE, AND SALES OF ALL OF OUR OTHER SHARES AFTER APPLICABLE RESTRICTIONS EXPIRE, COULD HAVE A DEPRESSIVE EFFECT ON THE MARKET PRICE, OF OUR COMMON STOCK AND THE SHARES WE ARE OFFERING”, we have highlighted the risk mentioned in the last sentence of the section “Certain Relationships and Related Transactions”, on page 53, also referring in this section to this related risk.

If we do not obtain adequate financing, our business will fail

8.

We have amended our disclosure to clarify that if the Company does not raise additional capital within the eighteen months of this prospectus the Company may have to suspend or cease its marketing and development efforts but that the Company’s president has indicated that he will lend the Company the fund necessary to comply with Federal securities laws and keep the Company compliant.

Since the company anticipates operating expenses will increase

9.

We have reconciled our estimated costs in the item “Plan of Operation” to equal $90,000 gross funds if all shares under this prospectus are sold.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

The combination of Home Automation and Green Industry

10.

 We have revised each risk related to this comment to disclosure who is going to responsible for each action and the amount from the offering’s proceeds which is going to be allocated in each case, considering that the estimated values are sufficient enough for accomplish each task.

The company may be unable to make necessary arrangements

11.

We added this risk factor is to disclose the possible difficulties in negotiating suitable costs for third party vendors such as computer programmers and web designers. We have added an additional risk factor to clarify the Company’s possible liability in getting certain tasks completed within the Company’s estimated budget.

Use of Proceeds

12.

We have amended the disclosure in this to state that the Company has no expectations to use any of the proceeds to pay a salary or make any other payments to the Company’s sole officer and Director, Mr. Fabio Narita.

13.

The Company anticipates that no additional funds will be required over a 18 month period other than those raised through this prospectus. We have amended our document in the “Plan of Operation” section to reflect the correct gross offering amount of $90,000 rather than the previous erroneous amount of $274,000.

Plan of Distribution

14.

We have corrected our statement in the first sentence to the “possible sale” instead of “possible resale” of shares in light of this being a primary offering.

15.

We have reconciled our statement concerning this offering to reflect that all sales of shares with be at the fixed price $0.02 for the duration of this offering.

16.

We have clarified that the offering could be extended at the Company’s sole discretion for an additional 90 days of the Company is unable to sell 25% of the shares offered under this prospectus.

17.

We have amended our document to clarify that shares in this offering will be available to potential subscribers in all states and the Company is unaware of any states that are required to be excluded.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

Description of Securities

18.

We have amended our Description of Securities as required.

Description of Business

19.

We have revised all the internet address hyperlinked accordingly, making clear what is their purpose in each case.

20.

We have revised our disclosure to better explain the description of our business, bearing in mind that our portfolio of products and services have not yet been developed.

Market Opportunity

21.

We have revised our disclosure in this section to better explain its intention and relevance. The Electronic.ca report, cited in this section, is a free and public available from the website for Eletronic.ca (the source of this extract is at this URL: http://www.electronics.ca/presscenter/articles/1116/1/US-Market-for-Home-Automation-Security-and-Technologies-worth-81-Billion-in-2014/Page1.html). The full report, whose title is “Home Automation and Security Technologies, Products, and Markets”, is only available by purchase. We did not purchase the full report, we used what would be deemed as public information freely available. Also we have renamed this section to “Initial Market Opportunity Analysis”.

Description of our Products and Services Portfolio

22.

We have revised our disclosure to better clarify our planning in the development of the features for our products and services. Also, we have better explained what we meant for maintaining software, which is the application of updates and patches when needed.

Competitive Advantages

23.

We have revised our disclosure to better explain our competitive analysis, considering the Item 101(h)(iv) of Regulation S-K, describing what is planned in making a deeper analysis of our competitors and the possibility to determine our current competitive position once the company is in the process of developing its business concept.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

Available Information

24.

We have revised this section to clarify that we will subject to reporting when our prospectus is deemed effective. We have also disclosed that the Company plans to file a Form 8A to become a mandatory filer under the Securities and Exchange Act of 1934 as Amended.

Plan of Operation

25.

We have revised this section describing who is going to be responsible for each step in the Plan of Operation. It is the Company’s plan to contract third-party individuals to develop the Company’s software, but no agreements have been entered into at this time. We have also revised the table to present our plan in terms of the $90,000, instead of the $274,700 wrongly presented in the previous version of the document, and modified the sequence of some activities.

Capital Resources and Liquidity

26.

We have disclosed our cash balance as of September 30, 2010 and better described that part of the proceeds raised by the issuance of 12,000,000 shares of common stock to Mr. Fabio Alexandre Narita, our sole officer and director, for total cash consideration of which $12,000, was allocated to costs ($5,520) in associated with this prospectus.

27.

We have reconciled the risk factor “IF WE DO NOT OBTAIN ADEQUATE FINANCING, OUR BUSINESS WILL FAIL, RESULTING IN THE COMPLETE LOSS OF YOUR INVESTMENT”, to better clarify that the amount of this offering will likely allow us to operate for 18 months.

28.

 We have removed the reference to “private placement” in the first sentence of the fourth paragraph.

Business Experience

29.

We have explained and detailed Mr. Narita’s business experience, educational background and certifications. Also clarified the terms used in this section in relation to Mr. Narita’s previous employment.

Executive Compensation

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com

30.  We have revised this section to clarify that the Company will enter into agreements with our sole officer and director or future key staff members only when Green & Quality Home Life have generated positive cash flow from operations. We do not expect to use another standard to determine adequacy of funds do undertake these activities.

31.

With a view toward clarified disclosure in this section, no one other than Mr. Narita is taking initiative in founding and organizing our business.

Recent Sales of Unregistered Securities

32.

The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

Financial Statements

33.

We have provided an updated auditors consent letter as requested.

Sincerely yours,

Fabio Alexandre Narita

President

Green & Quality Home Life, Inc.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com